[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

January 13, 2020

Samantha Brutlag Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549
RE:	Center Coast Brookfield MLP & Energy Infrastructure Fund (File Nos. 333-229567 and 811-22843)

Dear Ms. Brutlag:

Thank you for your telephonic comment on December 23, 2019 regarding Post-Effective Amendment No. 3 to the registration statement on Form N-2 (the “Registration Statement”) filed by Center Coast Brookfield MLP & Energy Infrastructure Fund (the “Fund”) on December 9, 2019. We have considered your comment to the Registration Statement and, on behalf of the Fund, a response to that comment is set forth below. The Fund hereby represents that any changes referenced below will be reflected in the final prospectus and statement of additional information of the Fund, which will be filed in accordance with Rule 497 under the Securities Act of 1933, as amended, in connection with an offering of common shares under the Registration Statement.

Comment

Comment 1:	Consider whether the Fund's credit agreement needs to be renegotiated given that the interest rate is based on LIBOR, which is expected to be phased out. Please update the disclosure in the Registration Statement accordingly.

Response 1:	The Fund notes that it has been monitoring the phase out of LIBOR by the end of 2021 and represents that it will soon have conversations with BNPP on an alternative interest rate benchmark. The Fund also notes that the Registration Statement includes disclosure regarding risks related to the use and phase out of LIBOR. This disclosure specifically notes that the Fund utilizes leverage that is primarily based on LIBOR. See “Risks—LIBOR Risks” in the prospectus filed as part of the Registration Statement. When an amendment to the credit agreement has been fully negotiated and executed, the Fund will update the disclosure in the Registration Statement accordingly.

Should you have any questions concerning our responses to your comment, please direct them to the undersigned at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy
Kevin T. Hardy